WINLAND ONLINE SHIPPING HOLDINGS CORPORATION
RM 703, Bonham Trade Tower
50 Bonham Strand
Sheung Wang, Hong Kong, China

July 8, 2010

VIA EDGAR AND FACSIMILE

Attention:  Lynn Shenk, Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549
Tel: (202) 551-3291
Fax: (703) 813-6963

Re:	Winland Online Shipping Holdings Corporation
Form 10-K: For the Fiscal Year Ended December 31, 2009
Filed March 26, 2010
File No. 001-34255

Dear Ms. Shenk:

We are providing responses to the U.S. Securities and Exchange Commission (the “Commission”) comment letter dated June 21, 2010 to Winland Online Shipping Holdings Corporation, a Texas corporation (the “Company”).  The Company’s responses to the Commission’s comment letter, provided below, are in identical numerical sequence.  For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Cover Page

COMMENT 1.
We note that you checked we box marked “yes” to indicate that you are not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.  We also note that on February 19, 2009, you filed Form 8-A to register your common stock under Section 12(b) of the Exchange Act and that, in your Form 10-K for the fiscal year ended December 31, 2008, you indicated that you have common stock registered under Section 12(g).  Please advise.

U.S. Securities and Exchange Commission
July 8, 2010

RESPONSE:	The Company is not required to file reports pursuant to Section 15(d) or 13 of the Exchange Act, as explained in the analysis set forth below.

Trip Tech, Inc., the Company’s predecessor prior to the Company’s reverse merger in August 2008, was obligated to file reports under Section 15(d) after Trip Tech’s registration statement on Form SB-2 covering shares of the Company’s common stock went effective on May 21, 2007, however the duty to file under Section 15(d) was automatically suspended as of the beginning of Trip Tech’s fiscal year ending February 28, 2009 since the Company’s common stock (to which the registration statement related) was held of record by less than three hundred persons.  This is evidenced by Trip Tech’s public disclosure in its Annual Report for the year ended February 28, 2008, in which it disclosed that it had 40 stockholders of record as of March 27, 2008 (the Company’s current transfer agent was engaged in August 2008 and therefore cannot generate a stockholder report prior to their engagement, therefore Trip Tech’s public filings are the most reliable source for such information).

Subsequent to the Company’s reverse merger in August 2008, the Company changed its fiscal year to December 31.  Thereafter, as of the beginning of January 1, 2009 and January 1, 2010, the Company’s duty to file under Section 15(d) continued (and continues) to be suspended since the Company’s common stock was held of record by less than 300 persons as evidenced by the transfer agent reports as of January 1, 2009 and 2010 attached hereto as Exhibit A, which evidences 19 and 20 stockholders of record, respectively.  The Company therefore respectively submits that it is not required to file reports under Section 15(d) of the Exchange Act.

The Company also acknowledges that every issuer of a security registered pursuant to Section 12 shall file periodical and other reports under Section 13 of the Exchange Act.  However, in light of the fact that the Company had less than 300 stockholders of record as described above, the Company hereby acknowledges that it incorrectly indicated in its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 that it had common stock registered under 12(g) of the Exchange Act.  The Company also hereby confirms that it does not have any securities registered on a national exchange under Section 12(b).  Although the Company filed a Form 8-A on February 19, 2009 in connection with the Company’s application for the listing of its common stock on the NASDAQ, such application was never approved by the NASDAQ and the Company’s common stock has never been listed on the NASDAQ.  The Company therefore respectively submits that it is not required to file reports under Section 13 of the Exchange Act.

U.S. Securities and Exchange Commission
July 8, 2010

COMMENT 2.
We note that your public float as of your most recently completed second fiscal quarter was $115,375,000 and that you became a majority owned subsidiary of Pioneer Creation Holdings Limited on August 12, 2008.  We also note that you indicated that you are a smaller reporting company on your Form 10-Q for the quarterly period ended March 31, 2010.  Refer to Rule 12b-2 of the Exchange Act.  Please update your designation in future filings or advise.

RESPONSE:	In response to the Commission’s comment, the Company will update its designation in future filings.

Business, page 3

COMMENT 3.
We note that on page 32 you disclose that complying with international shipping standards and environmental laws and regulations will be sources of major capital expenditures in 2010.  We also note that you do not discuss the effect of existing or probable governmental regulations on your business or the costs and effects of compliance with environmental laws in Item 1 of your Form 10-K.  Please confirm that you will discuss the effect of governmental regulations and the costs and effects of environmental laws, if material, in the business section, as appropriate, in future filings.

RESPONSE:
The Company hereby confirms that it will discuss the effect of governmental regulations and the costs and effects of environmental laws, if material, in the business section, as appropriate, in future filings.

Management’s Discussion and Analysis, page 19

Results of Operations, page 28

COMMENT 4.
Please revise to quantify all material factors to which variances are attributed.  For example, you state that interest expense declined due to a rate decline on long-term loans and increased payments to pay off outstanding long-term loans, offset by new long-term loans and note payable initiated from new vessel purchased in late 2009, but you do not quantify any of these factors.

RESPONSE:	The Company has revised its Results of Operations disclosure in Amendment No. 1 to its Annual Report on Form 10-K (“Amendment No. 1”) in response to the Commission’s comment.

U.S. Securities and Exchange Commission
July 8, 2010

Liquidity and Capital Resources, page 31

Working Capital, page 31

COMMENT 5.	Please explain in greater detail to us and in your filing how changing the registration flag of two of your vessels decreases your dry dock fees.

RESPONSE:
In compliance with International Maritime Organization (IMO) regulations, all vessels must undergo regular inspection, monitoring and maintenance, referred to as “dry docking”, to maintain their required operating certificates. IMO regulations generally require all vessels to be dry docked every 60 months.  Dry docking requirements may be more or less stringent, depending on the jurisdiction under which a vessel’s flag is registered.  To improve liquidity, the Company changed the registrations of the flags of two of its vessels to a jurisdiction which has less stringent dry docking requirements, resulting in lower dry docking fees.  With these new registrations, the dry docking fees of these two vessels decreased by $1,770,528 in 2009.  The Company has revised its disclosure in Amendment No. 1 accordingly in response to the Commission’s comment.

Operating Activities, page 31

COMMENT 6.
Please enhance your disclosure by providing a discussion and analysis of the material factors that impact the comparability of operating, investing, and financing cash flows between comparative periods.  For operating cash flows, note that references to line items (or changes therein) in the statements of cash flows, as in your present disclosure, do not provide a sufficient basis for an investor to analyze the impact on cash.  Refer to Section IV.B.1 of “Interpretation:  Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

RESPONSE:	The Company has revised its disclosure in Amendment No. 1 in response to the Commission’s comment.

Material Commitments/Tabular Disclosure of Contractual Obligations, page 32

COMMENT 7.	Please revise to format the contractual obligations table consistent with payments due by periods in Item 303(a)(5) of Regulation S-K.

RESPONSE:	The Company has revised its disclosure in Amendment No. 1 in response to the Commission’s comment.

U.S. Securities and Exchange Commission
July 8, 2010

Executive Compensation, page 38

COMMENT 8.
We note that in your summary compensation table on page 38 you have footnote numbers next to each name.  These footnotes do not appear at the bottom of the table.  If you have left out material information, please revise in future filings.

RESPONSE:	The Company has removed the footnote numbers in its disclosure in Amendment No. 1 in response to the Commission’s comment.

Exhibits and Financial Statement Schedules, page 42

Exhibit 21, page 46

COMMENT 9.
We note that on page 5 of your Form 10-K, you list seven entities acquired in 2009.  We also note that you incorporate by reference Exhibit 21 filed on Form 8-K on August 12, 2008.  In future filings, please revise your exhibits to include an updated list of your subsidiaries.

RESPONSE:	The Company has included a revised Exhibit 21 in Amendment No. 1 in response to the Commission’s comment.

Report of Independent Public Accounting Firm, page F2

COMMENT 10.
We note that your operations are in the PRC but your audit report was signed by an audit firm based in Florida.  In this regard, please describe for us how the U.S. auditor performed the audit of the PRC operations.  In your response, please tell us whether another foreign audit firm assisted in the audit.  If so, please tell us the name of the other firm, whether the other firm is registered with the PCAOB, and the extent to which audit work was performed by the other firm.

RESPONSE:
Weinberg & Company, P.A. (“Weinberg”) was the independent registered public accounting firm that signed the Company’s audit report for the year ended December 31, 2009. They are a U.S. based public accounting firm with offices in California, Florida and representative offices in Shanghai, China and Hong Kong. Weinberg is involved in the entire audit process including planning, audit field work and final reviews of SEC filings. The audit engagement partner is James Tokryman and he is located out of the Boca Raton office but spends approximately 80 days a year in China, servicing the Chinese audit engagements. James also performed an asset inspection of all of the Company’s physical assets and reviews all of the audit work.  Since Weinberg is involved in the entire audit process, they believe it enables them to sign the Company’s audit report as the principal auditor.

U.S. Securities and Exchange Commission
July 8, 2010

Therefore the majority of the audit work is performed in China.

The Company was also informed by Weinberg that they have been through two PCAOB inspections of their China audits and that the PCAOB has accepted the overall audit process employed by Weinberg.

Notes to Consolidated Financial Statements, page F-10
Note 3:  Summary of Significant Accounting Policies, page F-11

(c)  Concentrations, page F-13

COMMENT 11.	Please disclose the name of your major customers and the name of your major oil suppliers.

RESPONSE:	The Company has revised its disclosure in Amendment No. 1 in response to the Commission’s comment.

(j) Dry Dock Fees, page F-15

COMMENT 12.
Please tell us and expand your disclosure to provide a detailed description of the types of costs included in deferred dry docking costs.  Describe for us and in your disclosure how you distinguish between costs that are expensed as incurred as repair and maintenance and costs that are deferred as dry docking costs.  Additionally, provide us with and, to the extent material, present in your filings a roll-forward of the beginning and ending balance of your deferred dry docking costs that includes the amounts of periodic deferrals and amounts amortized.

RESPONSE:
In compliance with IMO regulations, the Company’s vessels are generally required to be dry docked approximately every 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. The Company defers the costs associated with the dry dockings as they occur and amortizes these costs on a straight-line basis over the period between dry dockings. Cost deferred as part of a vessel’s dry docking include actual costs incurred at the dry docking yard; cost of travel, lodging and subsistence of personnel sent to the dry docking site to supervise; and the cost of hiring a third party to oversee the dry docking. If the vessel is dry docked earlier than originally anticipated, any remaining deferred dry dock costs that have not been amortized are expensed at the beginning of the next dry dock. Amortization expense for dry docking for the years ended December 31, 2009 and 2008 was $4,007,842 and $3,533,239, respectively. All other costs incurred during dry docking are expensed as incurred.  The Company has also revised its disclosure in Amendment No. 1 in response to the Commission’s comment.

U.S. Securities and Exchange Commission
July 8, 2010

Note 15:  Litigation, page F-31

COMMENT 13.
We note that you settled a litigation claim in September 2009 in connection with an oil pollution accident that occurred in 2006.  Please tell us the date this claim was made, the amount sought, why no amount was previously accrued, and why this contingency was not previously disclosed.

RESPONSE:
The Company settled a litigation claim in September 2009 in connection with an oil pollution accident that occurred in 2006 in Korea. The amount of the settlement was $505,112 and was recorded as other expense in the consolidated statement of (loss) income for the year ended December 31, 2009.  The insured underwriter settled the accident in 2006. Since then, the Company had not known any further claim related to such accident until January 2009 when the Company received the Korean court order which showed the claim was made on October 6, 2008. The Company settled the claim in September 2009 after adjudication was made on September 18, 2009, and the Company recognized the expenses immediately.  The Company has also revised its disclosure in Amendment No. 1 in response to the Commission’s comment.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust this response satisfactorily responds to your request.  Should you require further information, please contact our U.S. securities counsel Clayton E. Parker of K&L Gates LLP at (305) 539-3306 or Matthew Ogurick of K&L Gates LLP at (305) 539-3352.

Sincerely,

/s/ Jing Yan

Jing Yan
Chief Financial Officer

U.S. Securities and Exchange Commission
July 8, 2010

cc:	Clayton E. Parker, K&L Gates LLP
James Tokryman, Weinberg & Company, P.A.

EXHIBIT A

WINLAND ONLINE SHIPPING HOLDINGS CORPORATION
SHAREHOLDER LIST AS OF 01-01-09

RESTRICT/CODE	SHARES	TOT	NAME.1	TAX ID	ADDRESS 1	ADDRESS 2	ADDRESS 3	CITY	ST	ZIP
456089 RESTRICT	80,000	1	ASIA FIRST FINANCIAL	000-00-0000	WESTMINSTER SECURITIES SPOKANE	300 N ARGONNE RD SUITE 202		SPOKANE	WA	99212
457244 FREE TRADING	200	1	JESSE BEATY	###-##-####	5424 WOLF STREET			FREDERICK	CO	80504
457246 FREE TRADING	200	1	BGLASS	000-00-0000	C/O TRIP TECH	12841 JONES ROAD SUITE 208		HOUSTON	TX	77070
14760 FREE TRADING	100,000	1	CEDE & CO	###-##-####	P O BOX 222	BOWLING GREEN STATION		NEW YORK	NY	10274
14760 FREE TRADING	3,000,000	1	CEDE & CO	###-##-####	P O BOX 222	BOWLING GREEN STATION		NEW YORK	NY	10274
14760 FREE TRADING	200	1	CEDE & CO	###-##-####	P O BOX 222	BOWLING GREEN STATION		NEW YORK	NY	10274
14760 FREE TRADING	20,000	1	CEDE & CO	###-##-####	P O BOX 222	BOWLING GREEN STATION		NEW YORK	NY	10274
14760 FREE TRADING	159,200	1	CEDE & CO	###-##-####	P O BOX 222	BOWLING GREEN STATION		NEW YORK	NY	10274
14760 FREE TRADING	2,100	1	CEDE & CO	###-##-####	P O BOX 222	BOWLING GREEN STATION		NEW YORK	NY	10274
14760 FREE TRADING	1,800	1	CEDE & CO	###-##-####	P O BOX 222	BOWLING GREEN STATION		NEW YORK	NY	10274
14760 FREE TRADING	2,650,000	1	CEDE & CO	###-##-####	P O BOX 222	BOWLING GREEN STATION		NEW YORK	NY	10274
14760 FREE TRADING	76,544	1	CEDE & CO	###-##-####	P O BOX 222	BOWLING GREEN STATION		NEW YORK	NY	10274
14760 FREE TRADING	76,572	1	CEDE & CO	###-##-####	P O BOX 222	BOWLING GREEN STATION		NEW YORK	NY	10274
14760 FREE TRADING	200	1	CEDE & CO	###-##-####	P O BOX 222	BOWLING GREEN STATION		NEW YORK	NY	10274
14760 FREE TRADING	191,694	1	CEDE & CO	###-##-####	P O BOX 222	BOWLING GREEN STATION		NEW YORK	NY	10274
14760 FREE TRADING	173,456	1	CEDE & CO	###-##-####	P O BOX 222	BOWLING GREEN STATION		NEW YORK	NY	10274
14760 FREE TRADING	7,528	1	CEDE & CO	###-##-####	P O BOX 222	BOWLING GREEN STATION		NEW YORK	NY	10274
14760 FREE TRADING	200	1	CEDE & CO	###-##-####	P O BOX 222	BOWLING GREEN STATION		NEW YORK	NY	10274
14760 FREE TRADING	25,000	1	CEDE & CO	###-##-####	P O BOX 222	BOWLING GREEN STATION		NEW YORK	NY	10274
14760 FREE TRADING	600	1	CEDE & CO	###-##-####	P O BOX 222	BOWLING GREEN STATION		NEW YORK	NY	10274
458490 FREE TRADING	200	1	CHAMPION FINANCIAL	52-1512551	4902 EISENHOWER BLVD SUITE 185			TAMPA	FL	33634
457261 STOP	200	1	ROBERT CHRISTIAN JR	20-1258760	BGLASS	4902 EKSEBGIWER BLVD STE 185		TAMPA	FL	33634
457262 FREE TRADING	200	1	ROBERT W CHRISTIAN SR	###-##-####	10522 SKY FLOWER CT	UPDTD ADD 5 10 10		LAND O LAKES	FL	34638
456087 RESTRICT	4,308,306	1	EASTERN GOOD INVESTMENTS LIMITED	000-00-0000	1507 BUILDING 5 XIBAHE BELLI	CHAYONGA DISC	BEIJING CHINA 100028	FOREGN	ZZ
457267 FREE TRADING	200	1	SARAH ESSELBORN	###-##-####	1602 S COFFMAN ST			LONGMONT	CO	80501
457272 FREE TRADING	200	1	PHYLLIS A FONSECA	###-##-####	13010 NW 8TH STREET			MIAMI	FL	33182
385929 RESTRICT	5,000,000	1	FUTURE EXPERT INVESTMENTS LIMITED	000-00-0000	UNIT 638 ZIYU SHANZHUANG	ASIAN GAMES VILLAGE	BEIJING CHINA 100101	FOREGN	ZZ
456080 RESTRICT	300,000	1	WU HUANZHUAN	000-00-0000	VILLA G4 HEN HAI GARDEN	SHI QI 528400	GUANGDONG PROVINCE PR CHINA	FOREIGN	ZZ
456081 RESTRICT	400,000	1	WAN KYO JEONG	000-00-0000	KNAGNAM-GU SUSEO DONG 713	HYUNDAI VENTUREVILL BUILDING 2002	SEOUL KOREA	FOREGN	ZZ
456090 FREE TRADING	50,000	1	PACIFIC WELL MANAGEMENT LIMITED	000-00-0000	LIGHTHOUSE FINANCIAL GROUP LLC	THE GRAYBAR BUILDING	420 LEXINGTO AVENUE SUTIE 1430	NEW YORK	NY	10170
456090 FREE TRADING	50,000	1	PACIFIC WELL MANAGEMENT LIMITED	000-00-0000	LIGHTHOUSE FINANCIAL GROUP LLC	THE GRAYBAR BUILDING	420 LEXINGTO AVENUE SUTIE 1430	NEW YORK	NY	10170
456088 RESTRICT	5,000,000	1	PERFECT GENIUS INVESTMENTS LIMITED	000-00-0000	1508 BUILDING 5 XIBAHE BELLI	CHAOYNAG DISC	BEIJING CHINA 100028	FOREGN	ZZ
457325 RESTRICT	30,000,000	1	PIONEER CREATION HOLDINGS LIMITED	000-00-0000	305 ZHONGSHAN ROAD	SHAHEKOU DISTRICT 116021	LI HONGLIN	FOREIGN	ZZ
457325 RESTRICT	76,925,000	1	PIONEER CREATION HOLDINGS LIMITED	000-00-0000	305 ZHONGSHAN ROAD	SHAHEKOU DISTRICT 116021	LI HONGLIN	FOREIGN	ZZ
457297 FREE TRADING	200	1	GEORGE SAAB JR	###-##-####	15539 SW 111 TERRACE			MIAMI	FL	33196
457326 RESTRICT	200,000	1	YE SHENGYU	000-00-0000	ROOM 1205 TOWER C CENTRAL	INTERNATIONAL TRADE CENTER	A 6 JIANTGUOMEN WAI AVENUE	100022 PR CHINA	ZZ
457327 FREE TRADING	1,200,000	1	MIN LI YANG	000-00-0000	ROOM 1205 TOWER C CENTRAL INTL	CENTER A-6 JIANGUOMEN WAI AVENUE	CHAOYANG DISC	FOREGN	ZZ
					TRADE
TOTAL	130,000,000	19

WINLAND ONLINE SHIPPING HOLDINGS CORPORATION
SHAREHOLDER LIST AS OF 01-01-10

RESTRICT/CODE	SHARES	TOT	NAME.1	TAX ID	ADDRESS 1	ADDRESS 2	ADDRESS 3	CITY	ST	ZIP
456089 RESTRICT	80,000	1	ASIA FIRST FINANCIAL	000-00-0000	WESTMINSTER SECURITIES SPOKANE	300 N ARGONNE RD SUITE 202		SPOKANE	WA	99212
457246 FREE TRADING	200	1	BGLASS	000-00-0000	C/O TRIP TECH	12841 JONES ROAD SUITE 208		HOUSTON	TX	77070
14760 FREE TRADING	200	1	CEDE & CO	###-##-####	P O BOX 222	BOWLING GREEN STATION		NEW YORK	NY	10274
14760 FREE TRADING	76,544	1	CEDE & CO	###-##-####	P O BOX 222	BOWLING GREEN STATION		NEW YORK	NY	10274
14760 FREE TRADING	76,875	1	CEDE & CO	###-##-####	P O BOX 222	BOWLING GREEN STATION		NEW YORK	NY	10274
14760 FREE TRADING	20,000	1	CEDE & CO	###-##-####	P O BOX 222	BOWLING GREEN STATION		NEW YORK	NY	10274
14760 FREE TRADING	200	1	CEDE & CO	###-##-####	P O BOX 222	BOWLING GREEN STATION		NEW YORK	NY	10274
14760 FREE TRADING	7,528	1	CEDE & CO	###-##-####	P O BOX 222	BOWLING GREEN STATION		NEW YORK	NY	10274
14760 FREE TRADING	5,625	1	CEDE & CO	###-##-####	P O BOX 222	BOWLING GREEN STATION		NEW YORK	NY	10274
14760 FREE TRADING	200	1	CEDE & CO	###-##-####	P O BOX 222	BOWLING GREEN STATION		NEW YORK	NY	10274
14760 FREE TRADING	3,000,000	1	CEDE & CO	###-##-####	P O BOX 222	BOWLING GREEN STATION		NEW YORK	NY	10274
14760 FREE TRADING	2,100	1	CEDE & CO	###-##-####	P O BOX 222	BOWLING GREEN STATION		NEW YORK	NY	10274
14760 FREE TRADING	1,800	1	CEDE & CO	###-##-####	P O BOX 222	BOWLING GREEN STATION		NEW YORK	NY	10274
14760 FREE TRADING	1,572	1	CEDE & CO	###-##-####	P O BOX 222	BOWLING GREEN STATION		NEW YORK	NY	10274
14760 FREE TRADING	100,000	1	CEDE & CO	###-##-####	P O BOX 222	BOWLING GREEN STATION		NEW YORK	NY	10274
14760 FREE TRADING	2,650,000	1	CEDE & CO	###-##-####	P O BOX 222	BOWLING GREEN STATION		NEW YORK	NY	10274
14760 FREE TRADING	159,200	1	CEDE & CO	###-##-####	P O BOX 222	BOWLING GREEN STATION		NEW YORK	NY	10274
14760 FREE TRADING	600	1	CEDE & CO	###-##-####	P O BOX 222	BOWLING GREEN STATION		NEW YORK	NY	10274
14760 FREE TRADING	191,694	1	CEDE & CO	###-##-####	P O BOX 222	BOWLING GREEN STATION		NEW YORK	NY	10274
14760 FREE TRADING	200	1	CEDE & CO	###-##-####	P O BOX 222	BOWLING GREEN STATION		NEW YORK	NY	10274
14760 FREE TRADING	173,456	1	CEDE & CO	###-##-####	P O BOX 222	BOWLING GREEN STATION		NEW YORK	NY	10274
458490 FREE TRADING	200	1	CHAMPION FINANCIAL	52-1512551	4902 EISENHOWER BLVD SUITE 185			TAMPA	FL	33634
457261 STOP	200	1	ROBERT CHRISTIAN JR	20-1258760	BGLASS	4902 EKSEBGIWER BLVD STE 185		TAMPA	FL	33634
457262 FREE TRADING	200	1	ROBERT W CHRISTIAN SR	###-##-####	10522 SKY FLOWER CT	UPDTD ADD 5 10 10		LAND O LAKES	FL	34638
456087 RESTRICT	4,308,306	1	EASTERN GOOD INVESTMENTS LIMITED	000-00-0000	1507 BUILDING 5 XIBAHE BELLI	CHAYONGA DISC	BEIJING CHINA 100028	FOREGN	ZZ
141756 FREE TRADING	4,700	1	EMERGING GROWTH PARTNERS INC	47-0906229	468 NORTH CAMDEN DRIVE SUITE 272	UPDT 12 6 05	DRS stmt rtnd 8/27/09	BEVERLY HILLS	CA	90210
457267 FREE TRADING	200	1	SARAH ESSELBORN	###-##-####	1602 S COFFMAN ST			LONGMONT	CO	80501
457272 FREE TRADING	200	1	PHYLLIS A FONSECA	###-##-####	13010 NW 8TH STREET			MIAMI	FL	33182
385929 RESTRICT	5,000,000	1	FUTURE EXPERT INVESTMENTS LIMITED	000-00-0000	UNIT 638 ZIYU SHANZHUANG	ASIAN GAMES VILLAGE	BEIJING CHINA 100101	FOREGN	ZZ
456080 RESTRICT	300,000	1	WU HUANZHUAN	000-00-0000	VILLA G4 HEN HAI GARDEN	SHI QI 528400	GUANGDONG PROVINCE PR CHINA	FOREIGN	ZZ
456081 RESTRICT	400,000	1	WAN KYO JEONG	000-00-0000	KNAGNAM-GU SUSEO DONG 713	HYUNDAI VENTUREVILL BUILDING 2002	SEOUL KOREA	FOREGN	ZZ
477184 FREE TRADING	12,800	1	KENZY INVESTMENT TRUST	04-6822666	18 PROSPECT STREET			NORTH OXFORD	MA	01537-1120
456090 FREE TRADING	50,000	1	PACIFIC WELL MANAGEMENT LIMITED	000-00-0000	LIGHTHOUSE FINANCIAL GROUP LLC	THE GRAYBAR BUILDING	420 LEXINGTO AVENUE SUTIE 1430	NEW YORK	NY	10170
456090 FREE TRADING	50,000	1	PACIFIC WELL MANAGEMENT LIMITED	000-00-0000	LIGHTHOUSE FINANCIAL GROUP LLC	THE GRAYBAR BUILDING	420 LEXINGTO AVENUE SUTIE 1430	NEW YORK	NY	10170
456088 RESTRICT	5,000,000	1	PERFECT GENIUS INVESTMENTS LIMITED	000-00-0000	1508 BUILDING 5 XIBAHE BELLI	CHAOYNAG DISC	BEIJING CHINA 100028	FOREGN	ZZ
457325 RESTRICT	30,000,000	1	PIONEER CREATION HOLDINGS LIMITED	000-00-0000	305 ZHONGSHAN ROAD	SHAHEKOU DISTRICT 116021	LI HONGLIN	FOREIGN	ZZ
457325 RESTRICT	76,925,000	1	PIONEER CREATION HOLDINGS LIMITED	000-00-0000	305 ZHONGSHAN ROAD	SHAHEKOU DISTRICT 116021	LI HONGLIN	FOREIGN	ZZ
457297 FREE TRADING	200	1	GEORGE SAAB JR	###-##-####	15539 SW 111 TERRACE			MIAMI	FL	33196
457326 RESTRICT	200,000	1	YE SHENGYU	000-00-0000	ROOM 1205 TOWER C CENTRAL	INTERNATIONAL TRADE CENTER	A 6 JIANTGUOMEN WAI AVENUE	100022 PR CHINA	ZZ
473291 RESTRICT	1,200,000	1	FU WEI	111-11-1111	UNIT S-408 COURTYARD 1	GUAN TANG EAST ROAD	CHAOYAND DIS BEIJING	FOREIGN	ZZ

TOTAL	130,000,000	20